Exhibit Sub-Item 77C
Name of Registrant: Hartford Series Fund, Inc.
File No. 811-08629

Sub-Item 77C: Submission of matters to a vote of security holders

The following proposal was addressed and approved at a special meeting of shareholders held on May 23, 2006.

1.   Proposal to approve a sub-advisory agreement with Hartford Investment Management Company

For
Against
Abstain
Hartford Small Company HLS Fund
46,490,892.263
2,140,029.650
4,487,729.676